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Entertainment B2C Community Automotive Events

All-in-one site for motor enthusiasts to discover, build, & share custom rides

MOTOROSO.COM SAN LUIS OBISPO CALIFORNIA

Last Funded April 2017!

$87,200
total funds raised

86
total investors

FOLLOW FOR UPDATES

Motoroso is your new destination for automotive and motorcycle inspiration. Do a quick visual search, explore builds, and click right in the image to expose products, videos, articles and how-to's. Our interactive platform makes it easy to get inspired, and soon we'll build a product marketplace where you can purchase products from sellers you... more

Alex Littlewood Founder & CEO @ Motoroso

UPDATES 6 ABOUT REVIEWS 27 ASK A QUESTION 10

Why you may want to support us...

1. Techstars Graduate (Mobility '15)
2. Official Partner of the Detroit Auto Show
3. Partnered with Ford at SEMA '15 & '16
4. Over 350 Official Brand Profiles
5. Over 3 Million Pageviews to Date
6. Over 60,000 Images uploaded and tagged

Why investors ❤ us

WE'VE RAISED $307,200 SINCE OUR FOUNDING

I'm a gearhead myself, and I've been modifying my E36 BMW M3 over the last decade. I'm a heavy forum user and enthusiast. Motoroso is the exact platform I wish existed a decade ago, it's way overdue. I couldn't be more thrilled to invest in Alex and Motoroso as he brings to life a platform serving the $80B automotive enthusiast aftermarket, filled with passionate consumers like myself.

Ted Serbinski
Managing Director, Techstars Mobility - Detroit

Hey - love the vision and your passion.
Mark Hlady

Hey buddy - Sorry it took a little longer than I anticipated to get my ducks in a row here. I don't know a ton about cars, but I have always been inspired by your passion, enthusiasm, focus, and drive and I have complete faith that you are going to turn Motoroso into something that exceeds everyone's expectations - including yourself. This is an investment in you and everything I know you're capable of accomplishing. Thanks for getting me in on the ground floor. I'm honored and proud to be involved. Let me know what else I can do to get you where you want to go. - Cory
Cory Fossum

SEE MORE

The founder

MAJOR ACCOMPLISHMENTS

Alex Littlewood
Founder & CEO
Alex has 10 years of startup experience, with focus in Social Media, Word-of-Mouth, and Brand Advocacy.

In the news

Downloads

transcripts.txt



The Motor Enthusiast Market is Huge

But there is no one place for them to get everything they need.

There are tens of thousands of websites out in this web jungle, and the vast majority focuses on only one very specific interest group. In fact, sometimes there's 100 separate sites for one model (i.e. there are 110 different Mustang Forums...). This means motor enthusiasts have to spend hours and hours searching for content, products and services scattered across the web.

40 Million Americans

are passionate about their cars and motorcycles

$39B

in Performance & Styling Parts Sales

40,000

Specialty Service Providers & Shops

0

Platforms that Combine Discovery, Sales & Services

The Solution: One Website for Planning & Sharing Custom Builds

It's marketplace meet forum. Discover, buy, sell, share your custom ride in one place.

At Motoroso, we're crazy about everything motor-driven, and we got tired of the "internet time warp" of options today. So, we're creating what everyone has been waiting for: A website to help with all aspects of your enthusiast lifestyle. Find ideas, get inspired, read articles on new releases, buy parts, hire shops, and show off your stuff all in a single easy-to-use modern website custom built from the ground up for our fellow gearheads.



How Motoroso Works

Discovery

The human brain processes images 60,000X faster than text, so users search for builds through a visual feed, like on Houzz or Pinterest.

Engage & Share

Users can explore unique interactive markers to find products, videos, how-tos, and articles. Then they can show off their own projects and add tags.

Buy & Hire

Soon, users will be able to compare, purchase, and review products. Plus, find and hire the best service providers for any job.

We're Young & Growing Fast

With plenty of elbow grease and determination, Motoroso has been growing consistently and attracting big brand profiles.

Motoroso launched in February of 2015. Since then, we've been making a name for ourselves, and partnering with huge brands like Ford at the aftermarket industry tradeshow SEMA, which draws in nearly 200,000 attendees (it's the 5th largest tradeshow in the world!)

20%

avg. Mo/Mo traffic growth





avg. Mo/Mo traffic growth

350

official brand profiles created

60,000

photos uploaded & tagged

Meet Some of the Official Brands on Motoroso

We've given brands, shops, & media a new way to engage their most passionate customers.

See Motoroso in Action

▶ **What is Motoroso?**

▶ **Motoroso for Professionals**

▶ **Motoroso's Interactive Kiosks**

▶ **LIVE Interview with Fox San Diego**

Our Journey So Far

In just two years, we've been accepted into a top startup accelerator and became an exclusive interactive content partner for the Detroit Auto Show—one of the largest auto shows in North America.

February 2015

Motoroso launches

With 40 brand partners at launch, and the reveal of our logo, we introduced Motoroso to the world.

April 2013

Founder Sells Silicon Valley House to Jumpstart Motoroso

Pushing all the chips in the middle to make his dream a reality, Alex sold his house in the name of bringing Motoroso to life.

June 2015

Accepted to Techstars Accelerator

Alex is one of very few solo founders ever accepted to Techstars. The Detroit program is a perfect fit.

November 2015

Partnered with Ford at SEMA

We worked with Ford to power an interactive Kiosk with Motoroso tech, to help booth visitors explore builds.

September 2016

Reached 350 Official Brand Profiles

We received validation that the industry welcomes Motoroso.

November 2016

Partnered with Ford at SEMA to Power 26 Kiosks

We put one kiosk at each car in the booth to engage visitors.

December 2016

60,000+ Images on Motoroso

Reached 60,000 images uploaded and curated by users to discover and tag products, videos, articles and how-tos directly within photos.

January 2017

Exclusive Interactive Content Partner of Detroit Auto Show

A massive honor to partner with an event at the center of the global automotive ecosystem.

Q2 2017

Version 1.0 of Marketplace

Launch Product Marketplace to drive Motoroso revenue through enabling users to explore buy and review products.

Q3 2017

Grow 'Motoroso for Professionals'

Hire developers and sales staff to grow user acquisition and revenue from this important feature.

Q4 2017

Reach 500,000 MUV's and over 500 brands

Continue building relationships in the industry and become a staple resource in the lives of enthusiasts.

How Your Investment Will Help Us

Motoroso for Professionals

We'll be building out the 'for Professionals' platform feature, helping shops show off their work.

Building a Marketplace

We'll be building out the marketplace features to enable users to shop, buy, and review specialty products.



Accelerating User Growth

We'll be focusing on lowering our customer acquisition costs and increasing our customer lifetime value.

Join Us for the Ride!

Since my earliest days building things in the garage with my dad, I've been obsessed with cars, motorcycles, boats and airplanes. If it's got a motor in it, I probably want to tinker with it. Whether or not you can you relate to that, I'm sure you know someone who has a borderline unhealthy relationship with automotive or powersports. There's 40 Million of us.

My other obsession is startups, because I love building things. I've been working in silicon valley tech startups for nearly 10 years. And now I have my dream job, because I'm combining my passion for cars with building a company that serves the industry I love. Startups are really hard work. Pulling long hours and overcoming endless obstacles is not easy, but when it's a "labor of love", it suddenly doesn't feel like work.

I'm inviting you to invest in Motoroso. Here's why.

Access to invest early in a company with this potential has previously only been available to accredited investors, but now it's possible to own a piece of Motoroso, no matter how large or small.

Motoroso needs to exist. It's ridiculous that it doesn't already, given how much money this market spends. We need to bring enthusiasts together and make it easier for people to find ideas, products, service providers, and share their builds back to the world. It's crazy that an industry as large as this still struggles with outdated websites and communities.

You'll be backing an entrepreneur who's passionate about his mission, bringing his dream to life through unshakable commitment, and you'll potentially reap the rewards if it works out. I can't think of anything better than working hard to make money for my friends, family, and fellow gearheads... it's the only thing that could motivate me more than I am already.

Sincerely,

Alex Littlewood

Alex Littlewood, CEO

Investor Q&A

What does your company do? ⌄   − COLLAPSE ALL

Motoroso is your new destination for automotive and motorcycle inspiration. Do a quick visual search, explore builds, and click right in the image to expose products, videos, articles and how-to's. Our interactive platform makes it easy to get inspired, and soon we'll build a product marketplace where you can purchase products from sellers you trust, and find the best installation shop to help with the project. It's the modern web experience enthusiasts have been waiting for.

Where will your company be in 5 years? ⌄

The 40 million Americans who love cars & motorcycles currently spend hours scouring through old-school forums, hunting for the parts they want—across 10,000+ websites that mostly look like they're from the '90s. Motoroso will bring it all together in one place. We're not only giving users a better experience, we're also giving brands and service providers an effective way to engage with their most passionate customers. That's why we already have 350+ official brand profiles from Ford to BMW.

What is Motoroso? ⌄

Motoroso is a website where automotive and power sports enthusiasts plan, build, and share their dream vehicle projects. Essentially, we help people find ideas and inspirations for their projects via a unique new sharing platform modeled after Pinterest and Houzz.com. We help them purchase products and hire service providers all while fostering a community of vehicle enthusiasts. But the thing that makes the Motoroso experience most unique is that users can add an interactive layer over their images to tag parts and accessories, videos, how-tos, and articles right within a photo so other users can explore their build by clicking right within that photo. It's a really unique way for exploring automotive and power sports content.

How did Motoroso start? ⌄

I think it really roots all the way back to my childhood to be honest. Me and my dad would work on car, motorcycle, and airplane stuff together. We actually built a home built airplane in the garage together when I was a kid. We later flew across country all the way to Wisconsin for the world's largest air show, Oshkosh. One of my best memories as a child is spending a week flying back and forth to Wisconsin, and sharing a passion for all things motor-driven with my dad. My passion just evolved from there. I got involved in modifying and restoring cars. I even raced motorcycles for a period of time in the AFM and WERA, which are road-racing series out here on the West Coast. My passion for this stuff has been a massive part of my entire life since my earliest memories.

Inspired by my experience working at a Pinterest marketing startup and using Houzz.com to remodel my home, the idea for Motoroso started brewing in late 2013. I started by sketching out some ideas for what I thought the platform should do and what it could look like. I then took a week off work and went to SEMA, which is our industry trade show. It's also the fifth largest trade show in the world, which surprises most people. It's a massive global event. Never having worked in the industry, I had never been to SEMA and got a rude awakening. When I got there, there were something like 8,000 exhibitors and 1.5 million square feet of exhibitor space. That was great for me because I just went around and talked to literally as many people as I could. I shared my idea, and got a ton of feedback and validation for the concept. People were very encouraging and wanted to see it come to life.

By the time I left SEMA I knew I needed to come back home and start building a team to put it together. The first lines of code were written in mid-2014, we had a private beta in late 2014, and we went live to consumers in February of 2015. In that time frame, though, to start working on the company, I left my job at the Pinterest marketing and analytics startup. I did AirBnB and Lyft to help pay the mortgage and bills. I did a little bit of consulting back to companies and people that I knew to help make ends meet, but ultimately I actually sold my house to fund Motoroso and jump-start the process of bringing my dream to life.

Right after the launch in February of 2015, we were very fortunate to be accepted to the Techstars accelerator program. This is something I'm extremely proud of, obviously. Techstars gets over 35,000 applications a year. They only choose to accelerate somewhere between 100-150 companies a year and we were one of those. It's a highlight of my career so far. It was extremely productive for us as far as networking and building relationships in the industry. And we grew over 500% in the 12-week program!

What is the problem Motoroso is solving? ⌄

As an enthusiast, everything's really fragmented and segmented. If you are, let's say a Subaru enthusiast, you're going to have 10 or 20 active forums out there that are different communities with different usernames and passwords. You're going to have to log in independently to go and search for the ideas and inspiration that you need for whatever answer you're looking for, whether you're trying to figure out how to get a little bit more horsepower or you have a technical problem you've got to solve. What you'll find with these forums is that the experiences extremely antiquated and outdated, they feel like an experience out of the late 90's. But the depths of information is really, really rich, so you endure the challenges anyway. I'm not saying we fix this problem, I just think we might be able to help bring things together a bit more.

When you want to go purchase products, you're going to find yourself going to eCommerce sites to shop for it, or eBay, or Amazon. Then, let's say you need to get these parts installed, you are either already going to have the shop that you like to work with, or if you're new to owning this vehicle and you haven't worked with a professional yet, you're going to need to search, research and vet the different service providers that can help you build your car. You're not going to check out Yelp, because you'll find that the reviews are unreliable because that's not where enthusiasts are going to find their service providers. You're probably going to end up back in the forums, or you're going to be asking your buddies.

Eventually when you find a service provider, or you do the build yourself, you're going to share it. You're going to share it on Facebook and Twitter and Instagram and all the obvious places that you're going to blanket it, but not everybody on those platforms is going to want to hear or see that stuff from you. You're definitely going to share it in the forums but then you're going to have to make a decision about okay, well there's 20 active forums, which ones am I going to share it into? And posting photos into forums is about as old school as you can imagine, you have to post it to something like photobucket and then put the code for each image into your post. It's crazy. To be honest, there's just a lot of moving parts. There aren't any platforms where you can find your ideas and inspirations, find products, find service providers, and share back into that same community. That's really the vision for Motoroso. The vision for Motoroso is to do that for every interest group. Whether you are a lifted truck guy, a dirt bike rider, a Harley guy, you have a Ferrari that you are fixing up, or you're into wakeboarding boats. If it's got a motor in it and people care about it, it belongs here.

How big is the community behind Motoroso? ⌄

I think everybody understands how big the automotive industry is in general. There's really two clear segmentations. There's pure utility consumption of automotive. Then there's passion for automotive. We are focused exclusively on the pleasure seeking drivers, called enthusiasts. Studies have shown that about 20% of US drivers, that's 40 Million Americans, define themselves as "enthusiasts". Half of those enthusiasts define themselves as hardcore enthusiasts. Our industry trade association, SEMA, does research on just the discretionary parts sales alone, which they call specialty parts. It's strictly the styling and performance bits we want, but don't need. They report industry sales were $39.2 billion dollars in 2015, and that is a record high, after 8 straight years of 6% Year over Year growth. My estimates are that this industry is about $80 billion in size at a minimum, when you include the money spent on service providers and events.

I think we're in a very interesting time in the automotive industry. There's a lot of new technology that's coming and enabling self driving cars, autonomous cars, and ride sharing apps like Uber and Lyft that make it possible, essentially, not to drive. There's 80% of consumers who maybe don't care at all about driving. Driving doesn't give them any sort of pleasure. Those people are probably not going to own cars anymore, or stop driving them all together, which is totally fine. That's a utility transportation tool. But for all the enthusiasts, we're going to keep driving vehicles for pleasure, even if we use autonomous vehicles for commuting purposes. For years we've been balancing utility and pleasure, in the near future "driving" will be almost strictly a choice for entertainment and sport.

For many, many years we've been balancing the two. We would have our car that we personalized and modified, but we don't go too far because it's also our daily driver. I think what we're going to see now in this industry is a split. Many people who are enthusiasts, on their way to work, they may hop in the self-driving car and get an extra hour or two in their day, but then when they're spending their disposable income on the things that they care about, their passion for cars and motorcycles did not go away or change. That money will still be spent on their car, truck, motorcycle, boat or planes. I think now if you don't also have to manage it as your daily driver, you're going to spend even more and go even crazier with your build.

On top of that, we're starting to see truly old vintage automobiles are practically becoming an investment asset class. There is a mutual fund that has started up that invests in vintage classic automobiles as it's thesis. The industry is certainly changing, and it's a very, very clear split between transportation utility, and pleasure. We absolutely serve the pleasure side of that equation, and it's an exciting time to be bringing that community together.

What progress have you made since you started Motoroso? ⌄

Since the launch in February of 2015, which was essentially empty, we've grown to having over 350 official brand profiles. Some of these brands include Ford and Chevrolet, some of the biggest brands in the world. There's also aftermarket brands like Forgeline and Edelbrock, which are massive brands within our industry. And there's also publishers like Autoblog, which is the second largest source of automotive news on the web. That's led to us being able to recently attract over 130,000 monthly unique visitors to Motoroso in our best month.

How will you make money? ⌄

Our business model is comprised of three major components. It's extremely similar to Houzz.com, with some nuances and some differences. There's three business models that emerge, the first one we are in the process of rolling out as we speak. It's a subscription platform for service providers, called 'Motoroso for Professionals'. It's for shops to show off the work that they do, highlight the talented staff that they have and all their certifications, and attract new customers. It also features a sort-of 'mini LinkedIn' for technicians to select their certifications like UTI, ASE, and NASCAR Technical Institute, which adds badges to their biography. Then people can find reliable reviews of shops. So, we offer this turnkey set of features focused on shops. Then we also have this embedding functionality that helps them enhance their own website. There's a lot coming down the pipeline for this audience as well.

The second business model, and the one that's most attractive, is a product marketplace where consumers can go from finding that idea and that inspiration into a product marketplace where they can compare the information about that product, find reliable fitment information, and be able to purchase that product, either directly from the manufacturer that makes it or from authorized sellers. Part of the idea here is about improving that shopping experience over eBay, for example, where every search results in thousands of different listings and sometimes conflicting product data. We really want to enhance the experience of shopping in our marketplace and it helps consumers get through and purchase a product. Of course, we act as a platform for this sale. We would simply take a commission on the sale versus housing and managing inventory and having to worry about all the operations that go with purchasing and managing physical products.

The third business model, when we have enough traffic later on, would be a native advertising platform that helps brand advertising in a way that pushes relevant content to the right users at the right time. Unlike a display advertising campaign that just has a bunch of blinky ads in it, we would help drive really relevant content to somebody who we know likes white Porsche 911s; they're going to get white Porsche 911 content that is coming from brands deliberately. That's a very attractive business model as well, where we can drive relevant content to the right people.

How is your growth and revenue? ⌄

The platform is already at a place where we know enthusiasts are engaged and sharing. We've grown an average of 20% month over month over the last 18 months as far as traffic through the site. We have up months and down months. There's certainly some seasonality to this industry, as you can imagine. Then the amount of content that's hit the platform has grown at about 15 to 20% month over month as well, as have the brands that have come on the platform. Obviously we started with none and today we're at 350 official brand profiles, which I'm very proud of. Those are our key performance metrics that we've been tracking to make sure that we're continually growing.

I expect that by February or March of next year we'll probably be at about 420 brands on the platform. That's going to come from new brands that we met at SEMA and PRI shows. By the end of this year we should be at about 61,000 pieces of content uploaded and curated. Where we're going to start to see actual transactions and sales coming from is when we've built that product marketplace and launched that. That's going to be the sales that are going to really start to rack up.

Out of the service provider fees that we're charging today, we're already generating a couple thousand dollars a month in revenue. It's obviously not enough to really support and scale the business at this point, but we will continue to grow that. We anticipate we can probably get to about a $50,000 a month revenue run rate by sometime in Q3 next year, if we're able to achieve at least $500,000 in fundraising from this crowdfunding campaign.

How does Motoroso plan to expand? ⌄

It'll really take tenacity and the dedication to making it happen, no matter how long it takes. I am committed to doing that. Motoroso has been primarily myself working on it full time since the beginning. We have spent a remarkably small amount of money getting to where we are today; we've spent well under $200,000 so far. That includes everything from software development, user acquisition, business development, travel, events, legal, and everything else. We can accomplish a lot with very little, we're extremely cash efficient.

Then, I think we can launch the product marketplace about 6-12 months from when we raise those funds. We've never actually had a solid chunk of cash in the bank to operate from. This is really the first round of funding that Motoroso will be closing, if the campaign is successful.

Who is your competition and how do you compare? ⌄

I really think about competition as us competing for the time and attention of the enthusiast across all the other websites that they visit today. This includes everything from blogs and forums to eCommerce sites and marketplaces, like eBay and Amazon. If we have any competitors that are doing the exact same thing that we are, we're all competing against the way people do things now, and not necessarily against each other. That's the way I think about it.

There's a site called Chariotz, out there as well, and they've aggregated a bit of content on their platform.

There's a startup called Wheelwell, which is also a community focused platform for documenting car builds. They are a legitimate competitor and we're obviously keeping an eye on their progress.

And some people have asked about DriveTribe, which is a multi-channel network for enthusiasts to create and consume automotive related content. I see DriveTribe as complementary rather than competitive. Motoroso will likely create a channel on DriveTribe, and DriveTribe is welcome to have a profile on Motoroso.

I think it's important to note that I welcome the competition. Not in an aggressive "bring it on" way, but because this is a very large industry, and the progress we each make will only help to buoy the entire market for what we're doing. In these early days, I think it truly is a "rising tide lifts all ships" situation. A great example is that Houzz competes with Porch and Laurel & Wolf, and all three are doing great with valuations in the $100MM's and $1B's! There are great financial outcomes on the horizon for each of these companies.

What has been the biggest struggle so far? How did you overcome it? ⌄

Fortunately I haven't been in a position where everything felt like it was really burning down. I don't know if it's just my experience in startups, because I've been in startups for nearly 10 years now. I've seen a lot. I've been a part of teams that were just crushing it and growing and we got acquired by Google. I've also been a part of teams that felt like there was no way we were going to get along and we were clearly going to fail. I've been in startups where I felt like everything was burning down.

I haven't felt that in Motoroso at any point in time yet. That's because I've had the ability to always keep a macro view of what's actually happening. At times, things might seem very difficult and challenging, but in reality, our customers, our user base, the brands that are creating content on Motoroso, are still giving us tremendous amounts of support and feedback and positive vibes. That's ultimately the only thing that matters. As long as we feedback and positive vibes. That's ultimately the only thing that matters. As long as we have happy customers and we're doing things that they want, we're going to keep doing them and we're going to power through whatever it takes to make that happen. A big part of not ever having that feeling like everything was completely falling apart is that we've never, at any given point, over extended ourselves. We never built out the team too large or tried to take on too much, or spend too much money.

Why is your team the one to conquer this space? ⌄

I'm a little bit of a unique case in some regard. I was one of the only solo founders ever accepted into the Techstars accelerator program. More often than not, startups that have co-founders are generally regarded to be the ones that have the best odds of success. I think part of that is they want to see teams that have experience working together. I think that really, really matters when you have a very, very young founder. I'm 36 years old and I've been in startups for 10 years, so I have a lot of experience in rallying the right people for the right jobs together to accomplish goals.

I did, in the early days, try to find an early co-founder, to start the company before I ever even worked on it. I found an early person who would come on and join the company for equity only. We worked on Motoroso for the first year together and that was how we got our beta. Ultimately, it wasn't a good fit for him and he departed the company, but he's still a close friend of ours and helps as needed, which is great!

As founder, what are you greatest worries? ⌄

I don't lay in bed worrying about everything that's a problem. I go to bed and I generally try to make sure I focus on having a high level of perspective and calm about everything in life. Sure, I have problems and I worry sometimes, but when I go to sleep, I'm thinking about everything that's good and positive. The only thing that keeps me up at night is when I'm maybe too excited. That actually happens pretty often, especially this announcement that we have with the Detroit Auto Show, and our partnership with Ford, which has been so good. These things really get me fired up and I get pretty excited.

What worries me is if a competitor sees what we're doing and wants to maybe exactly mimic what we're doing and then get funded more than we do and hire 10 people and outpace us in development. I think that's certainly a fair concern. It also, again, doesn't really worry me that much because this is a really big industry and I think a rising tide lifts all ships. Maybe 10 years from now there will be one clear winner, and I certainly intended for it to be Motoroso, but there's lots of success to be had along the way.

I sometimes worry about the tech aspect of things, when there's a slight bug in the site, one of the things that worries me is our users having a negative experience or the site going down while I'm asleep. I hate the idea of anybody not having a positive experience with our technology. Those things worry me because I am not a software developer, even though I'm more technical than your average business person. I cannot get in and build features and functionality or necessarily fix the bugs. I rely on my part time developers, to help with that. I think those are the two things that probably worry me the most, but the rest of the time I am having a blast doing Motoroso. I wake up every single morning, I get to talk to the best brands in the industry, and look at cool content, and engage with people that love this stuff as much as I do. I frankly couldn't create a better job for myself than what I'm doing right now. I'm pretty much, most of the time, loving it.

How will you spend the money raised on Wefunder? ⌄

The next major step, and the reason that we're raising this funding now is to start ramping and scaling "Motoroso for Professionals" to help service providers and shops do what they do better, as well as build that marketplace for products, which is a pretty significant undertaking, and get that product marketplace launched and start moving the sales of products through that.

To advance the "Motoroso for Professionals" product, we'll invest in building a sales and marketing team to grow adoption and revenue. We will be adding a few more meaningful features to that product, and make it easier to sell. As a solo founder you want to be focusing on growth marketing, but you have all of the operation of the entire company in your lap, so really doing it consistently is quite a challenge. Investing in Sales and Marketing will help a lot with this.

Further investment will be dedicated to building out our product database and our marketplace functionality and driving our first sales through that transactional platform in 2017. Much if this will depend upon how much we raise with this campaign, but we're excited to develop the product marketplace to demonstrate how profitable of a business that can be.

Why use Regulation Crowdfunding and raise from everyone? ⌄

I'll tell you what I like most about the idea of crowdfunding: it's that for my friends, my family, and my enthusiast brothers and sisters, this is an opportunity for them to own a piece of a business that I'm building FOR them. I'm partly building it for me, because I want this so badly, but I'm really building it for this industry and this community that I love.

I love the idea of the community that I'm building this for sharing in the financial success of Motoroso when we've grown this into the massive potential that I know it has.

As soon as 'Reg CF' became possible in May 2016, it intrigued me. It took a few months to figure out where would be the right place to do a campaign like this and make this announcement. And clearly the partnership we have with the Detroit Auto Show is a great platform to launch this campaign and attract the industry's enthusiasts to owning a portion of Motoroso as we build and grow this platform.

Financials

Motoroso has financial statements ending December 31 2019. Our cash in hand is $110,000, as of May 2020. Over the three months prior, revenues averaged $10,000/month, cost of goods sold has averaged $6,000/month, and operational expenses have averaged $7,000/month.

At a Glance



January 1 to December 31

$127,273 +524%
Revenue

-$357,254
Net Loss

$0 [100%]
Short Term Debt

$0
Raised in 2019

$110,000
Cash on Hand
As of 05/24/20

| INCOME | BALANCE | NARRATIVE |

● Revenues ● Profit

$127,273

$20,401

$-96,557

$-357,254

2018   2019

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-281% ⊘

Gross Margin:
18% ⊘

Return on Assets:
-169% ⊘

Earnings per Share:
-$0.04 ⊘

Revenue per Employee:
$42,424 ⊘

Cash to Assets:
82% ⊘

Revenue to Receivables:
–

Debt Ratio:
14% ⊘

📄 Motoroso Inc. - Balance Sheet 2019.pdf

📄 Motoroso Inc. - Income Statement 2019.pdf

📄 Motoroso Inc - Statement of Cash Flows 2019.pdf

📄 Motoroso Inc - Statement of Owners Equity 2019.pdf

Risks

1 Death, severe illness, or critical injury of Founder/CEO, Alex Littlewood. This could create a disruption in company leadership that could be difficult to recover from.

2 Severe economic downturn could slow growth of marketplace sales, and/or make it challenging to raise additional venture/growth capital as the company progresses.

3 Malicious hacking attack (i.e. DDOS) on Motoroso servers to shut down service.

4 Extremely competitive and well funded competitor(s) enters market and undermines Motoroso value and user base. A threat like this could come from existing large incumbent players, or other known or unknown early stage competitors.

5 Unforeseen political changes to employment law, offshoring restrictions, taxes, and other changes that could affect Motoroso's ability to conduct business.

6 Malicious internal attack by disgruntled employee(s) on our operations or software could put us into a position that would be very difficult to recover from.

7 Failure of planned business models to be economically viable, making it impossible to launch, manage and scale Motoroso profitably.

8 Failure to attract competent talent (Developers, sales, management, etc.) to execute of the plans of the company.

9 Unforeseen and aggressive regulatory laws effecting the sale and installation of aftermarket parts could harm the industry in a material way that makes the business no longer viable.

10 Unforeseen and aggressive regulatory laws that make it illegal or highly restricted for humans to drive their own vehicles could have severe negative impact on the aftermarket industry we serve.

Details

The Board of Directors

The Board of Directors

DIRECTOR	OCCUPATION		JOINED
Alex Littlewood	CEO @ Motoroso		2013

Officers

OFFICER	TITLE		JOINED
Alex Littlewood	Founder, CEO		2013

Voting Power °

HOLDER	SECURITIES HELD	VOTING POWER
Alex Littlewood	8,656,250	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
12/2017	$87,200	SAFE
06/2015	$20,000	Priced Round
06/2016	$50,000	Convertible Note
06/2015	$100,000	Convertible Note
05/2014	$50,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
05/24/2014	$50,000°			None	
06/27/2015	$100,000°			None	
06/25/2016	$50,000°			None	

Outstanding Debts

None.

Related Party Transactions

Founder and CEO Alex Littlewood provided an interest-free loan, no maturity loan to the company of $20,000.

Use of Funds

$50,000	At this threshold we will invest primarily in customer acquisition.
$250,000	At this threshold we will invest mostly in customer acquisition and revenue growth from our "Motoroso for Professionals" feature.
$500,000	At this threshold we will invest in ramping sales from "Motoroso for Professionals" and we will invest in hiring to build and launch V1.0 of the product marketplace.
$1,000,000	At this threshold we will invest in ramping sales from "Motoroso for Professionals" and we will invest in hiring to build and launch V1.0 of the product marketplace and processing our first sales from that business unit. We'll also invest in build a content team that creates unique Motoroso content to build out our brand and original content exposure.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class A	11,500,000	10,054,490	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

